Rule 424(b)(2)
                                                   Registration No. 333-60474


PRICING SUPPLEMENT NO. 178 dated November 17, 2004
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PYA3

ISIN:                           US52517PYA38

Specified Currency:             US Dollars

Principal Amount:               US$5,000,000.00

                                Total                 Per Note
Issue Price:                    US$5,000,000.00       100%
Agent's Commission:             US$        0.00         0%
Proceeds to Lehman
   Brothers Holdings:           US$5,000,000.00       100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue up to an additional $95,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).


Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Trade Date:                     November 17, 2004

Original Issue Date:            December 10, 2004

Stated Maturity Date:           December 10, 2019, subject to Optional
                                Redemption; provided that if such day is not a New York or London Business Day, then such day will be the following New York and London
                                Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business Day.

Amortizing Note:                [  ]  Yes      [X ]  No

Amortization Schedule:          Not applicable


[  ]   Fixed Rate Note

[X ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        From  the Original Issue Date until the
                                Stated Maturity Date, 9.00% times the Index

Index: The number of calendar days in each quarterly period on which the difference of the 30-Year CMS Rate minus the 10-Year CMS Rate is equal to or greater than 0, divided by the total number of calendar days in each such quarterly period. See Risk Factors below for certain relevant considerations.

Interest Payment Dates:         Each March 10, June 10, September 10, and
                                December 10, commencing on March 10, 2005, subject to Optional Redemption; provided that if such day is not a New York or London
                                Business Day, then such day will be the
                                following New York and London Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business Day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

30-Year CMS Rate:               The rate that appears on Reuters page ISDA
                                FIX1 under the heading "30YR" at 11:00 a.m., New York city time. If such rate does not appear on Reuters page ISDA FIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

10-Year CMS Rate:               The rate that appears on Reuters page ISDA
                                FIX1 under the heading "10YR" at 11:00 a.m., New York city time. If such rate does not appear on Reuters page ISDA FIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

                                "USD-CMS-Reference Banks" on any Accrual
                                Determination Date will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York city time on such Accrual Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

                                "Reference Banks" means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                "Designated Maturity" means 30 years or 10 years, as the case may be.

                                "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

Accrual Determination Date:     With respect to each New York Business Day that
                                does not occur during the Suspension Period, that New York Business Day. With respect to each day that is not a New York Business Day not occurring during the Suspension Period, the last preceding New York Business Day. The
                                Accrual Determination Date applicable to the day five New York Business Days prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

Suspension Period:              The period beginning on the fifth New York
                                Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

London Business Day:            A day other than a Saturday or Sunday on which
                                dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed prior to Stated
                                Maturity at the option of Lehman Brothers
                                Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest
                                Payment Date, commencing on March 10, 2005.
                                Notice of redemption will be given not less than five New York Business Days prior to the redemption date.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000.00 and whole multiples of $1,000.00

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by
                                Moody's Investors Service and A+ by Fitch
                                Ratings.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. Investors should also consider the risk that the difference of the 30-Year CMS Rate minus the 10-Year CMS Rate, determined on a daily basis, may be less than zero on one or more New York Business Days during the applicable period, in which event no interest will accrue for the related days during the period.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of the 30-Year CMS Rate and the 10-Year CMS Rate, the method of calculating the 30-Year CMS Rate and the 10-Year CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30-Year CMS Rate and the 10-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table sets forth the historical differences of the 30-Year CMS Rate minus the 10-Year CMS Rate:


Date               30-Year CMS minus       Date              30-Year CMS minus
                   10-Year CMS (%)                           10-Year CMS (%)

December 10, 1992           0.667          December 10, 1998           0.290
March 10, 1993              1.441          March 10, 1999              0.255
June 10, 1993               1.143          June 10, 1999               0.025
September 10, 1993          0.922          September 10, 1999          0.195
December 10, 1993           0.803          December 10, 1999           0.163
March 10, 1994              0.641          March 10, 2000             -0.069
June 10, 1994               0.499          June 12, 2000              -0.018
September 12, 1994          0.471          September 11, 2000         -0.003
December 12, 1994           0.196          December 11, 2000           0.107
March 10, 1995              0.339          March 12, 2001              0.263
June 12, 1995               0.385          June 11, 2001               0.341
September 11, 1995          0.392          September 10, 2001          0.434
December 11, 1995           0.337          December 10, 2001           0.417
March 11, 1996              0.296          March 11, 2002              0.324
June 10, 1996               0.155          June 10, 2002               0.548
September 10, 1996          0.241          September 10, 2002          0.711
December 10, 1996           0.292          December 10, 2002           0.799
March 10, 1997              0.270          March 10, 2003              0.961
June 10, 1997               0.244          June 10, 2003               0.998
September 10, 1997          0.210          September 10, 2003          0.783
December 10, 1997           0.145          December 10, 2003           0.756
March 10, 1998              0.204          March 10, 2004              0.868
June 10, 1998               0.073          June 10, 2004               0.575
September 10, 1998          0.370          September 10, 2004          0.694


The historical experience of the 30-Year CMS Rate minus the 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate minus the 10-Year CMS Rate during the term of the Notes.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium.

Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Paolo Tonucci
Name:    Paolo Tonucci
Title:   Authorized Officer